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Anthony Cordova

Lives in Los Gatos, California

From Watsonville, California

July 2

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Work

Story Road Ventures
Principal
Jan 2020 - Present · 6 years, 3 months

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Education

Aptos High

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923 friends

Anthony Cordova is in **Los Gatos**.
22h · 🌐

Friends — I just launched Rock My Reunion on WeFunder. We're raising a $500K seed funding round and I wanted to give you first access before we go public on June 23rd. Early investors get a better valuation cap — first $100K gets VIP terms. No money moves yet, just indicate how much you want to invest to reserve your spot. You can read the full deck and terms on the page. Here's the link: wefunder.com/rock.my.reunion.inc — means a lot to have your support.

Please click the link for a quick overview. Once again, no money is transferred now, just your interest level.

Thx!

Tony **See less**

Reserve in Rock My Reunion, Inc. | Reunions that actually happen. Zero organizer risk.